Exhibit 12.01
COMPUTATION OF RATIOS
September 30, 2015
RATIO OF EARNINGS TO FIXED CHARGES

SCANA:	Nine Months Ended September 30, 2015	Twelve Months Ended September 30, 2015	Years ended December 31,
Dollars in Millions			2014	2013	2012	2011	2010
Fixed Charges as defined:
Interest on debt	$243.9	$324.5	$318.2	$305.9	$301.3	$287.0	$270.4
Amortization of debt premium, discount and expense (net)	3.6	7.4	9.7	5.3	4.9	4.8	5.1
Interest component on rentals	2.8	3.9	4.1	4.9	4.9	5.2	4.6
Total Fixed Charges (A)	$250.3	$335.8	$332.0	$316.1	$311.1	$297.0	$280.1
Earnings as defined:
Pretax income from continuing operations	$997.9	$1,152.6	$786.0	$693.8	$601.6	$555.6	$535.4
Total fixed charges above	250.3	335.8	332.0	316.1	311.1	297.0	280.1
Pretax equity in (earnings) losses of investees	0.5	0.0	(1.4)	(3.2)	(3.3)	(2.9)	(1.1)
Cash distributions from equity investees	3.0	6.0	7.4	9.6	3.3	3.6	4.8
Total Earnings (B)	$1,251.7	$1,494.4	$1,124.0	$1016.3	$912.7	$853.3	$819.2
Ratio of Earnings to Fixed Charges (B/A)	5.00	4.45	3.39	3.22	2.93	2.87	2.92

SCE&G:	Nine Months Ended September 30, 2015	Twelve Months Ended September 30, 2015	Years ended December 31,
Dollars in Millions			2014	2013	2012	2011	2010
Fixed Charges as defined:
Interest on debt	$191.6	$252.2	$237.6	$226.4	$217.4	$207.8	$192.4
Amortization of debt premium, discount and expense (net)	2.8	3.9	4.4	4.2	3.9	3.9	4.0
Interest component on rentals	3.1	4.2	4.0	4.5	3.2	3.6	3.1
Total Fixed Charges (A)	$197.5	$260.3	$246.0	$235.1	$224.5	$215.3	$199.5
Earnings as defined:
Pretax income from continuing operations	$600.9	$715.6	$676.0	$579.7	$509.5	$456.5	$433.6
Total fixed charges above	197.5	260.3	246.0	235.1	224.5	215.3	199.5
Pretax equity in (earnings) losses of investees	3.8	5.0	5.3	3.5	3.8	2.3	2.1
Total Earnings (B)	$802.2	$980.9	$927.3	$818.3	$737.8	$674.1	$635.2
Ratio of Earnings to Fixed Charges (B/A)	4.06	3.77	3.77	3.48	3.29	3.13	3.18